UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

The Herzfeld Caribbean Basin Fund, Inc.

 (Name of Issuer)

Common stock

 (Title of Class of Securities)

42804T106

 (CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/18/2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,619,776
	8.	SHARED VOTING POWER 2,754,528
	9.	SOLE DISPOSITIVE POWER 1,619,776
	10.	SHARED DISPOSITIVE POWER 2,754,528
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,374,304
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.08%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 3 Pages

Schedule 13D

This Amendment No. 18 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2011, as previously amended (the “Schedule 13D”) by Thomas J. Herzfeld.

This amendment is filed on behalf of Thomas J. Herzfeld, et al. (the “Reporting Person”) with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients (“Advisory Clients”) of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power (“Accounts”).

Items 4 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of shares of common stock to which this Schedule 13D relates is 4,374,304 shares representing 27.08% of the 16,150,673 shares outstanding as reported by the issuer as of December 19, 2023.

(b)	With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 1,619,776 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 2,754,528 shares of common stock.

(c)	Open Market Transactions

On October 24, 2023 through the open market, the Advisory clients sold 4,544 shares at $2.9491. On October 31, 2023 through the open market, the Advisory clients sold 7,197 shares at $2.9613. On November 1, 2023 through the open market, the Advisory clients sold 3,846 shares at $3.0467. On November 2, 2023 through the open market, the Advisory clients sold 470 shares at $2.66. On November 20, 2023 through the open market, the Advisory clients sold 687 shares at $2.29. On November 21, 2023 through the open market, the Advisory clients sold 110 shares at $2.3519. On November 30, 2023 through the open market, the Advisory clients sold 663 shares at $2.48. On December 7, 2023 through the open market, the Advisory clients sold 2,655 shares at $2.6076. On December 13, 2023, an Advisory client with 1,178 shares closed their account. On December 14, 2023 through the open market, the Advisory clients sold 1,107 shares at $2.5505.

Rights Offering

The Herzfeld Caribbean Basin Fund, Inc. (the "Fund") recently completed a pro rata offering (the "Rights Offering") of non-transferable subscription rights ("Rights") to its common stockholders of record as of the close of business on November 3, 2023 (the "Record Date Stockholder") entitling the holders of such Rights to purchase additional shares of common stock of the Fund (the "Common Stock"). Record Date Stockholders received one Right for each outstanding whole share of Common Stock held on the record date. The Rights entitled their holders to purchase one new share of Common Stock for every one Right held at a discount to the market price of the Common Stock. The subscription price per share of Common Stock was $2.31 (the "basic subscription privilege"). Record Date Stockholders who fully exercised their Rights were entitled to subscribe, subject to certain limitations and subject to allotment, for additional shares of Common Stock which were not subscribed for (the "Over-Subscription Privilege"). Both with respect to Common Stock owned by the Reporting Person (i) individually and (ii) in his role as portfolio manager of the Accounts, the Reporting Person fully exercised all Rights received and subscribed for additional shares of Common Stock pursuant to the Over-Subscription Privilege, subject to the pro rata allocation of available shares of Common Stock. Fractional shares of Common Stock were not issued. The subscription period commenced on the Record Date and expired on December 13, 2023. Following the conclusion of the Rights Offering, the shares of Common Stock that were not subscribed for by the holders of Rights in the basic subscription privilege were allocated pro rata among Rights holders that exercised their Over-Subscription Privilege based on the number of shares of Common Stock each of those Rights holders owned on the record date and subject to the amount of shares of Common Stock such holder subscribed for. The Reporting Person purchased 600,831 shares of Common Stock from the exercise of his rights in the basic subscription privilege, plus an additional 418,114 shares of Common Stock pursuant to the Over-Subscription Privilege associated with the Reporting Person's subscription rights on the basis of the Fund's allocation of shares of Common Stock after the close of the subscription period. On December 18, 2023, the third-party subscription agent for the Rights Offering determined the allocations to be made to the Record Date Stockholders who exercised their Over-Subscription Privilege. The Common Stock subscribed for will be issued after receipt of all stockholder payments.

(d)	The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Thomas J. Herzfeld
Thomas J. Herzfeld
Chairman

12/29/2023
Date